MAY/JUNE 2021

CIGAR & SP ITS

THE GENTLEM MAGAZINE


ESPANITA
TEQUILA
TEQUILA REPOSADO

INTERVIEW

PITBULL

MR. WORLDWIDE LIVES

MUSIC, PASSION AND TEQUILA

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Photos courtesy of Espanita Tequila

PITBULL

Mr. Worldwide Lives

MUSIC, PASSION AND TEQUILA

by Audrey Pavia

WHAT DO YOU DO when you're a Latin music superstar who's sold over 7.5 million studio albums and 100 million singles worldwide, and you also love tequila? You find a premium artisanal brand you really like, and you join forces with the company to let the masses know where they can find it. Espanita Tequila turned out to be the perfect fit, and Pitbull's all in.

The game plan for the Grammy-winning rapper, singer and songwriter Armando Christian Perez—famously known as Pitbull AKA Mr. Worldwide—kicked in last year. In 2020, Pitbull became the brand ambassador for Espanita, a handcrafted tequila with numerous medals and distinctions for quality, creativity of packaging, and value.

Although famous for his music, Pitbull immerses himself in a diversity of endeavors as well. He began a partnership with Horizon Media to launch 305 Worldwide, a multicultural marketing agency. He's also a philanthropist, having helped establish Sports Leadership Arts and Management (SLAM!), a tuition-free public charter school for middle and high school students. The first school opened in 2013 in Miami's Little Havana neighborhood, where Pitbull grew up, and the organization now operates nationwide, boasting a 96-percent graduation rate.

In April 2020, Pitbull released a single titled "I Believe That We Will Win (World Anthem)," meant to inspire those affected by COVID-19. Pitbull is donating all proceeds from the song's sales, streaming and YouTube video views to two non-profit organizations: Feeding America, which sponsors more than 200 food banks around the country; and the Tony Robbins Foundation, whose mission is to make a difference in the lives of youth, seniors, the hungry, the homeless, and the imprisoned population.

We asked Pitbull to tell us about his involvement with Espanita Tequila, and how he's been faring during the past year through worldwide challenging times.


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"As Espanita's global brand ambassador, I enjoy shining the light on the artisans and craftsmen involved with creating this exquisite tequila."

ZUMA Press Inc. / Alamy Stock Photo



>> Pitbull performed on *Good Morning America* in New York's Central Park in 2019.

C&S Magazine: Tell us more about your involvement with Espanita. What's your role with the brand?

Pitbull: I was first introduced to Espanita by one of my business partners. After I first tried it, I realized it was really great tasting tequila, and I was excited about getting involved with this brand as its global brand ambassador and creative advisor. Now, we're partners and I'm looking forward to the journey together.

What inspired you to get involved with this brand in particular?

I was very impressed by the brand's packaging. As an artist, creativity and ingenuity are very important for me, and I could immediately feel that synergy between the Pitbull and Espanita brands. I loved that each bottle had a celestial symbol for each step of the tequila maturation steps; it's unconventional, and has deep meaning. The labels of Espanita are also informative about how tequila is made, and this is something you don't see very often. When I tasted the tequila, I thought to myself, "This is a truly authentic, well-constructed tequila." This high quality has inspired me to get involved with the brand, and I'm looking forward to watching it grow globally. When I recommend Espanita to my fans, friends and business partners, I'm confident they will enjoy this tequila.

Where did your passion for tequila come from? Have you always been a fan?

I've liked tequila for many years but have developed a much deeper appreciation for this spirit over the last several years when traveling and trying different brands. It's a pleasure to make a cocktail with Espanita. This is a very versatile tequila: depending on my mood, I can enjoy it as a shot with lime and salt, and its' a pleasure to make a cocktail with Espanita as well. Either way, it always hits the spot.

I recently started to learn more about how traditional tequila is made, and I have an appreciation of the passion and commitment that's put in making this spirit. It's truly impressive. As Espanita's global brand ambassador, I enjoy shining the light on the artisans and craftsmen involved with creating this exquisite tequila.

What's your favorite expression?

I like all three age expressions, but if I have to choose just one, it would be Espanita Reposado. I like the freshness and aromas of agave in this tequila, and how it's expertly combined with vanilla and toffee flavors that come from six months of aging in oak barrels.

Do you use bar tools at home when making cocktails?

I'm a very simple guy. I don't use any fancy bar tools. I typically mix my drinks using two cups and pouring them back and forth. I enjoy my drinks chilled so I make sure to use a lot of ice.

What's your take on craft tequilas, such as Espanita, from the point of being a consumer?

Craft tequilas offer consumers so much more with the flavor and aromas, thanks to being made with 100% blue agave using time-honored techniques. Consumers who buy craft tequilas support the community of artisans and tequileros who keep the traditions alive for future generations to enjoy.

What would you say about the success of this brand?

Espanita is on fire! The team is taking it to new states and sales are growing. I am very excited about the progress we've made recently and with new marketing initiatives that we're working on, we should see a lot of exciting developments in 2021.

"Consumers who buy craft tequilas support the community of artisans and tequileros who keep the traditions alive for future generations to enjoy."



>> Pitbull performing with his back up dancers at 93.3 FLZ's iHeartRadio Jingle Ball in 2016 at the Amalie Arena in Tampa, Fla.

The Photo Access / Alamy Stock Photo

Is there a connection between collaborating on a finely crafted tequila and creating memorable music and other entertainment projects?

I've started to learn about handcrafted tequila comparatively recently. So far, this journey has been absolutely fascinating. While I've always been fond of good tequila, I hadn't realized just how much work and dedication goes into the creation of each flavorful drop, and how important each step of the traditional production process is.

I have tremendous respect for artisans and their commitment to their craft. Starting from picking up these perfectly ripe agave plants, harvesting them by hand, and slowly steaming them in stone ovens for many hours until they are cooked just right and release sweet aromatic juices—this is a true labor of love. Even preparation of harvested agave piñas for cooking is an art, and you have to split each huge agave piña—which are hard as a stone—in half. You have to carefully remove the center part, called *cogollo*, because if left untouched, it will impart bitter flavor to tequila. It's so much easier and cheaper to process agave in a diffuser, as many commercialized distilleries do. But still craft distilleries continue to respect the traditional process and make their tequila in this tried-and-true way, where each step of this long, labor-intensive process is perfected by generations of tequileros. They do it the hard way, because they want to make the best tequila possible, and they have passion for their craft.

The connection is passion. Passion and the desire to deliver the best possible product to your fans. To create music that's memorable, that stays with people and hopefully changes something for better in their lives, you have to have passion and be totally committed to do your best for your fans. My philosophy is that patience, passion and perseverance are the keys to success. This is also true for crafting a fine tequila, such as Espanita.


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Name one city or country that really surprised you with their love of tequila and their cocktail culture.

I have to say Mexico, no matter what city we travel to: Monterrey, Mexico City, Tijuana or Guadalajara. In this country, tequila is rooted in the culture and is a respected spirit, with the expression of a good time.

You've been known to give amazing motivational talks on overcoming failure, self-discovery and success. What inspires you to motivate others to succeed?

Thank you for the compliment. It's very much appreciated. What inspires me to motivate others has to do with my high school teacher Hope Martinez. Hope believed in me and saw the music talent I had yet to see in myself. If it wasn't for her motivation, I may not be where am I today. I feel it's an obligation to help motivate others: it can help them out of a challenging situation or give them hope for a better future.

Tell us more about your partnership with LiveXLive to share concerts during the time of COVID-19. How did the fans respond? Will we see more virtual concerts in the future?

Partnering with LiveXLive was great. We were able to give fans a true Pitbull concert experience in their own homes. Fans around the world were grateful to take a break and let loose. We're always working on future endeavors when it comes to the live show experience. One thing that came out of the LiveXLive relationship with the launch of our PodcastOne partnership with the Pitbull "Negative To Positive" podcast.

> **"To create music that's memorable, that stays with people and hopefully changes something for better in their lives, you have to have passion and be totally committed to do your best for your fans."**




ESPANITA
TEQUILA
TEQUILA AÑEJO

CAFECITO OLD FASHIONED

Serves 1

Ingredients:

- 2 oz. Espanita Tequila Anejo
- ⅓ oz. Cold Brew Coffee Syrup*
- 4 dashes of Angostura Bitters
- 2x2 ice cube
- Cigar Leaf and Orange twist for garnish

Directions:

- Add all the ingredients, except the garnish, to a mixing glass. Fill with ice and stir for 20 seconds.
- Pour the mixture to Old-Fashioned glass over a 2x2 ice cube.
- Garnish and enjoy!



Recipe courtesy of Cocktail Cartel
Photo credit @52chefs

"I can't wait to be able to go to the Dominican Republic, Europe, the Far East or the Bahamas. Let loose with some Espanita, and have a good time."





You're famously known as Mr. Worldwide. How have you been coping with this time period in which being "worldwide" isn't exactly possible?

I always say: In the word "impossible" is "possible." That's why I put out "I Believe That We Will Win," which is really an anthem of positivity for getting through this time. Seeing first responders and fans around the world react to the message makes me feel so proud. Together, we will get through this.

During this time, I've also focused on giving back. I partnered with the Global Entrepreneurship Network and Hello Alice to start the Hispanic Small Business Center. It directly benefits Latino entrepreneurs to be able to keep their small businesses alive.


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Where are you most excited to go to once we can all travel around the globe freely again? And what will you do once you get there?

I can't wait to be able to travel around the world again. Throughout my career, I have been fortunate enough to go around the globe and see so many different countries and experience so many different cultures. I can't wait to be able to go to the Dominican Republic, Europe, the Far East or the Bahamas. Let loose with some Espanita, and have a good time.

Audrey Pavia has authored twenty-three non-fiction books. She is an award-winning writer and editor living in Southern California, and a frequent contributor to Cigar & Spirits Magazine.